Fund Management

82-4994

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-[illegible]
www.ci.com

SUPPL

News Release

E RELEASE

TSX Symbol: CIX.UN

CI Financial reports sales and assets for August

TORONTO (September 4, 2007) – CI Financial Income Fund ("CI") today reported assets under management of $67.9 billion and fee-earning assets of $95.4 billion as of August 31, 2007. These totals represent increases over a year ago of 16.4% and 25.7%, respectively.

CI Investments Inc. posted net sales of $59 million for August in its retail mutual funds and gross sales of $595 million. Activity in institutional accounts related to several series of deposit notes resulted in overall net redemptions of $137 million for CI Investments. The deposit notes use asset allocation strategies in which money is re-allocated out of the underlying funds when related markets are declining.

United Financial Corporation reported gross sales of $154 million and net sales of $11 milli[on].

"We're pleased that our retail fund sales continued to be positive in the face of the ex[treme] volatility on financial markets in August," said President Stephen A. MacPhail.

Redemptions in structured products of $102 million during the month were the result of a one-time redemption right for unitholders of DDJ High Yield Fund at the 10-year anniversary of this closed-end fund. The fund had been scheduled to terminate in August, but its term has been extended for another 10 years.

In total, CI had gross sales of $749 million and net redemptions of $228 million in August. For the year-to-date, CI had gross sales of $8.1 billion and net sales of $1.5 billion.

CI's assets under management at August 31, 2007 consisted of investment fund assets at CI Investments and United Financial of $64.1 billion, structured product assets of $723 million and $3.2 billion of institutional assets at KBSH Capital Management Inc. CI also reported other assets of $27.4 billion, which included $16.6 billion in assets under administration at Assante Wealth Management (Canada) Ltd. (net of assets under management at United Financial), assets under administration at Blackmont Capital Inc. of $9.1 billion, as well as institutional assets at Trilogy Global Advisors, LLC that generate fees for CI.

In other news, Morningstar Canada announced in August that CI Investments had an industry-leading 43 mutual and segregated funds with its top five-star rating at July 31, 2007.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and on its website in the Statistics section.

dlw 10/19

CI Financial **News Release**

CI FINANCIAL INCOME FUND August 31, 2007 MONTH-END STATISTICS			
MONTHLY SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$495	$645	-$150
CI money market	100	87	13
TOTAL CI Investments	$595	$732	-$137
TOTAL United Financial	$154	$143	$11
TOTAL structured products	$0	$102	-$102
TOTAL CI	$749	$977	-$228

FEE-EARNING ASSETS	July 31/07 (millions)	August 31/07 (millions)	% Change
CI mutual/segregated funds	$54,933	$54,305	-1.1%
United Financial funds	9,790	9,759	-0.3%
	$64,723	$64,064	-1.0%
Structured products	845	723	-14.4%
TOTAL retail assets under management	$65,568	$64,787	-1.2%
Institutional managed assets	3,174	3,152	-0.7%
TOTAL assets under management	$68,742	$67,939	-1.2%
CI administered/other assets	1,846	1,712	-7.3%
Assante assets under administration (net of United funds)	16,585	16,585	0.0%
Blackmont assets under administration	9,934	9,122	-8.2%
TOTAL FEE-EARNING ASSETS	$97,107	$95,358	-1.8%

AVERAGE RETAIL ASSETS UNDER MANAGEMENT	July 31/07 (millions)	August 31/07 (millions)	% Change
Monthly	$66,706	$64,055	-4.0%
Quarter-to-date	$66,706	$65,381	-2.0%
Fiscal year-to-date	$65,294	$65,136	-0.2%

FISCAL AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Fiscal 2006 (Dec.) (millions)	Fiscal 2007 (millions)	% Change
Fiscal year average retail assets	$58,735	$65,136	10.9%

EQUITY		FINANCIAL POSITION (millions unless otherwise indicated)	
LP units	146,884,350	Bank debt	$803
Trust units	139,389,827	Cash & marketable securities	(28)
Total outstanding units	286,274,177	Net debt outstanding	$775
Quarter-to-date weighted average units outstanding	285,190,844	Net debt to annualized EBITDA (most recent quarter)	0.99:1
Yield at $25.43	9.0%	In-the-money equity comp. liability (net of tax)	$16
In-the-money options	2,879,039	Terminal redemption value of funds	$782
Percentage of all options	89%	Quarter-to-date equity-based compensation*	($3)
All options % of units	1.1%		

*Based on marked-to-market pre-tax equity-based compensation expense accrual from change in unit price and vesting from last quarter-end ($27.10) to August 31, 2007 ($25.43).

GEOGRAPHIC EXPOSURE OF AUM			
Canada	**48%**	**Asia**	**4%**
United States	**23%**	**Other**	**3%**
Europe	**12%**	**Cash**	**10%**

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com/cix.

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP (generally accepted accounting principles) earnings measure that does not have any standardized meaning prescribed by GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. However, management believes that most unitholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information:
Stephen A. MacPhail
President
(416) 364-1145

CI Investments™

2 Queen St. East, Twentieth Floor
Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Investments announces the launch of The Bank of Nova Scotia – CI Performer™ Deposit Notes, Series 2

TORONTO (September 10, 2007) – CI Investments Inc. today announced the launch of The Bank of Nova Scotia – CI Performer™ Deposit Notes, Series 2, which offer principal protection, monthly income and exposure to a diverse portfolio of global dividend-paying companies through a notional investment in the CI Global High Dividend Advantage Fund (the "Fund").

The deposit notes are available in two series. The Bank of Nova Scotia – CI Performer Deposit Notes (Yield), Series 2, are designed to add income and growth potential to registered portfolios, while The Bank of Nova Scotia – CI Performer Deposit Notes (Return of Capital), Series 2, are suitable for non-registered accounts.

The returns of the deposit notes, if any, are linked to the performance of the Fund, an income-oriented global equity fund from CI Investments. The deposit notes are being launched with an initial 125% exposure to the Fund, and a dynamic allocation strategy, utilizing leverage, that allows for up to 200% exposure to the Fund. The deposit notes also provide for the repayment of all of investors' principal by maturity (in the case of the Return of Capital series) and if held until maturity (in the case of the Yield series), regardless of the performance of the Fund.

"The deposit notes offer income-seeking investors an attractive package, including monthly distributions, tax efficiency, global diversification and the benefits of leverage, while protecting their principal," said David R. McBain, Senior Vice-President of CI Investments.

The portfolio of CI Global High Dividend Advantage Fund is managed by Epoch Investment Partners Inc. of New York, led by Chief Investment Officer William Priest. The Fund seeks to invest in a well-diversified mix of global dividend-paying companies that enhance shareholder value through cash dividends, stock buybacks and debt reduction. The Fund pays monthly distributions with an annual target of $0.60 per unit, which is an annual yield of 5.93% based on the fund's net asset value at July 31, 2007.

Both series of deposit notes make monthly payments equal to 75% of the distributions on units held in the portfolio. The current indicative yield of the deposit notes is 5.56% annually based on 125% exposure to the Fund, with a potential yield of 8.9% based on 200% exposure. The Bank of Nova Scotia – CI Performer Deposit Notes (Yield), Series 2, make monthly payments of interest income, while The Bank of Nova Scotia – CI Performer Deposit Notes (Return of Capital), Series 2, offer monthly partial principal repayments as a tax-efficient return of capital.

The Bank of Nova Scotia – CI Performer Deposit Notes are 100% eligible for registered plans and are available through financial advisors until October 24, 2007. The issue price is $100 per

deposit note, with a minimum investment of $5,000. The complete terms of the offering are set out in the information statements, which can be obtained by investors from their advisors. Prospective investors should read the relevant Information Statement in its entirety. Further information about the deposit notes can also be found at www.ci.com.

Scotiabank is one of North America's premier financial institutions and Canada's most international bank. With almost 60,000 employees, Scotiabank Group and its affiliates serve approximately 12 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking. With $408 billion in assets (as at July 31, 2007), Scotiabank trades on the Toronto (BNS) and New York Exchanges (BNS). For more information, please visit www.scotiabank.com.

CI Investments Inc. is a corporation controlled by CI Financial Income Fund (TSX: CIX.UN), an independent, Canadian-owned wealth management firm with approximately $95.4 billion in fee-earning assets as of August 31, 2007. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com.

The deposit notes have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act"), as amended or any State securities law and may not be offered for sale, sold or delivered, directly or indirectly, in the United States, its territories or possessions to or for the account or benefit of US persons within the meaning of Regulation S under the 1933 Act. In addition, the Notes may not be offered or sold to residents of any jurisdiction or country of Europe.

-30-

For further information:
David R. McBain
Senior Vice-President
CI Investments Inc.
(416) 364-1145

82-4994

Placements CI

2, rue Queen Est, douzième étage
Toronto (Ontario) M5C 3G7
Téléphone : (416) 364-1145 Sans frais : 1 800 268-9374
www.ci.com

Communiqué

POUR DIFFUSION IMMÉDIATE **Symbole TSX : CIX.UN**

Placements CI annonce le lancement des billets de dépôt CI Performer[MC], série 2 de la Banque de Nouvelle-Écosse

TORONTO (Le 10 septembre 2007) – CI Investments Inc. a annoncé aujourd'hui le lancement des billets de dépôt CI Performer[MC], série 2 de la Banque de Nouvelle-Écosse, qui offrent une protection du capital, un revenu mensuel et une exposition à un portefeuille diversifié de sociétés mondiales versant des dividendes par l'entremise d'un placement théorique dans le Fonds mondial avantage dividendes élevés CI (le « Fonds »).

Les billets de dépôts sont offerts en deux séries. Les billets de dépôt CI Performer (rendement effectif), série 2 de la Banque de Nouvelle-Écosse sont conçus pour ajouter un potentiel de revenu et de croissance aux portefeuilles enregistrés, alors que les billets de dépôt CI Performer (remboursement du capital), série 2 de la Banque de Nouvelle-Écosse conviennent aux comptes non enregistrés.

Les rendements des Billets de dépôt, le cas échéant, sont liés à celui du Fonds, un fonds de Placements CI d'actions mondiales axées sur le revenu de Placements CI. Les billets de dépôt seront lancés avec une exposition initiale de 125 % au Fonds, et une stratégie de répartition dynamique qui utilise l'effet de levier, et qui permet d'atteindre une exposition au Fonds de 200 %. Les billets de dépôt procurent également le remboursement total du capital des investisseurs avant l'échéance (pour la série avec remboursement du capital) et s'ils sont détenus jusqu'à l'échéance (pour la série avec rendement affectif) et ce, indépendamment du rendement du Fonds.

« Les Billets de dépôt offrent aux investisseurs qui sont à la recherche d'un revenu des solutions attrayantes, incluant des remboursements mensuels, des avantages fiscaux, une diversification mondiale et des avantages liés à l'effet de levier, tout en garantissant le capital », a déclaré David R. McBain, vice-président principal de Placements CI.

Le portefeuille du Fonds mondial avantage dividendes élevés CI est géré par Epoch Investment Partners Inc., de New York, que dirige le directeur des placements William Priest. Le Fonds cherche à investir dans une composition bien diversifiée de sociétés mondiales versant des dividendes qui améliore la valeur des parts par le biais de dividendes en argent, de rachats d'actions et de réduction de la dette. Le Fonds verse des distributions mensuelles ayant un rendement annuel cible de 0,60 $ par part, ce qui équivaut à un rendement annuel de 5,5 % sur la base de la valeur liquidative du Fonds au 31 juillet 2007.

Les deux séries de billets de dépôt effectuent des remboursements mensuels équivalents à 75 % des distributions sur les parts détenues dans le portefeuille. Le rendement indicatif actuel des

billets de dépôt est de 5,56 % annuellement, en fonction d'une exposition de 125 % au Fonds, avec un rendement potentiel de 8,9 % basé sur une exposition de 200 %. Les billets de dépôt CI Performer (rendement effectif), série 2 de la Banque de Nouvelle-Écosse, assurent des versements mensuels du revenu d'intérêt, tandis que les billets de dépôt CI Performer (remboursement du capital), série 2 de la Banque de Nouvelle-Écosse, offrent des remboursements du capital comme un rendement du capital fiscalement avantageux.

Les billets de dépôt CI Performer[MC] de la Banque de Nouvelle-Écosse sont entièrement admissibles aux comptes enregistrés et seront offerts jusqu'au 24 octobre 2007 par l'entremise des conseillers financiers. Le prix d'émission est de 100 $ par billet de dépôt et le placement minimum est fixé à 5 000 $. Les investisseurs peuvent se procurer les documents d'information auprès de leur conseiller financier afin de connaître l'intégralité des modalités de l'offre. Les investisseurs prospectifs devraient lire en entier le document d'information adéquat. Des renseignements supplémentaires concernant les billets de dépôt sont disponibles sur le site www.ci.com.

La Banque Scotia est l'une des institutions financières les plus importantes en Amérique du Nord et la Banque canadienne présentant le profil le plus international. Avec près de 60 000 employé(e)s, le Groupe de la Banque Scotia et ses filiales desservent environ 12 millions de clients dans près de 50 pays à travers le monde. Scotia offre une gamme diverse de produits et services, y compris un service bancaire personnel, commercial, de société et de placement. Avec un actif de 408 milliards de dollars (au 31 juillet 2007), la Banque Scotia se négocie sur les bourses de Toronto (BNS) et de New York (BNS). Pour de plus amples renseignements, veuillez visiter le www.scotiabank.com.

CI Investments Inc. est une société contrôlée par CI Financial Income Fund (TSX : CIX.UN), une firme de gestion d'actif indépendante sous contrôle canadien qui gérait des actifs d'environ 95,4 milliards de dollars au 31 août 2007. CI offre une grande gamme de produits et services de placement, dont une des plus importantes sélections de fonds communs de l'industrie, et est accessible au www.ci.com.

Les billets de dépôt n'ont pas été ni ne seront inscrits en vertu de la loi des États-Unis intitulée Securities Act of 1933, en sa version modifiée (la « Loi de 1933 »), ou de lois sur les valeurs mobilières d'un État et ils ne peuvent être offerts ni vendus, directement ou indirectement, aux États-Unis ou dans leurs territoires ou possessions ou à des personnes des États-Unis, ni pour leur compte ou profit en vertu de la Loi de 1933. En outre, les billets ne peuvent être offerts, ni vendus à des résidents de tout pays ou territoire d'Europe.

-30-

Renseignements :
David R. McBain
Vice-président principal
CI Investments Inc.
416-364-1145

CI Investments

2 Queen St. East, Twentieth Floor
Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

New principal-at-risk notes by Bank of Montreal and CI Investments offer tax-efficient income potential, low-cost exposure to three award-winning funds

TORONTO (September 11, 2007) – CI Investments Inc. ("CI") today announced the launch of Bank of Montreal PARTNRS (Principal At Risk Notes)™, CI Signature Funds R.O.C. Class™, Series 1, a new investment product issued by Bank of Montreal that provides actively managed exposure to three CI mutual funds at a management fee that is lower than the cost of buying the funds directly.

The Notes will be linked to the performance of a notional portfolio consisting of Signature High Income Fund, Signature Dividend Fund and Signature Select Canadian Fund. What differentiates these Notes from other similar products is the ability of the investment manager of the Notes – Signature Advisors – to actively allocate assets among the three funds and employ discretionary leverage for up to 33% additional exposure to the portfolio.

In addition, the Notes pay monthly distributions in the form of tax-efficient return of capital, with an indicative distribution rate targeted at 6% for the first 12 months. Signature Advisors will determine the indicative distribution rate each year based on prevailing market conditions and its estimate of distributable cash flow from the funds for the upcoming 12-month period. The amount of Principal Repayments paid to holders, however, will be determined by the Bank based on actual performance of the Notes and may differ from the target rate. Any distributions paid on underlying units of the funds will be notionally reinvested in the note structure, providing tax-deferred growth for investors. The Notes have a 10-year term to maturity and are not principal protected.

Signature Advisors is led by Eric Bushell and James Dutkiewicz. Mr. Bushell, Chief Investment Officer, has 14 years of investment industry experience. Mr. Dutkiewicz, Portfolio Manager, has 12 years of experience in analyzing and trading bonds. Signature Advisors, a division of CI Investments, manages over $20 billion in assets and has a strong track record. For example, Signature High Income Fund was named Best Canadian Income Trust Fund in 2004, Signature Dividend Fund was named Best Dividend Fund in 2002 and 2001, and Signature Select Canadian Fund was named Best Canadian Equity Fund in 2001.

Bank of Montreal PARTNRS (Principal At Risk Notes)™, CI Signature Funds R.O.C. Class™, Series 1, are available for sale until October 17, 2007 through registered dealer representatives, and are eligible for registered plans. The minimum purchase is $2,000. Detailed information regarding the Notes is contained in a base shelf prospectus dated April 13, 2007 and a related pricing supplement dated September 7, 2007 and filed on www.sedar.com. They also may be obtained through registered dealer representatives authorized to distribute these securities. This is intended to be read in conjunction with the prospectus relating to the Notes and will be qualified

in its entirety by reference to such prospectus. The information contained herein is for information purposes only and does not constitute an offer to sell or solicitation to buy the Notes referred to herein or investment advice. Investors should consult their advisors before making any investment decisions.

BMO Financial Group is a highly diversified North American financial services organization, which was established in 1817 as Bank of Montreal. With total assets of $359 billion as at July 31, 2007, and more than 35,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions.

CI Investments Inc. is a corporation controlled by CI Financial Income Fund (TSX: CIX.UN), an independent, Canadian-owned wealth management firm with approximately $95.4 billion in fee-earning assets as of August 31, 2007. CI Financial offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

-30-

For further information:
David R. McBain
Senior Vice-President
CI Investments Inc.
(416) 364-1145.

Placements CI

2, rue Queen Est, Vingtième étage
Toronto (Ontario) M5C 3G7
Téléphone : 416-364-1145 Sans frais : 1-800-268-9374
www.ci.com

Communiqué

POUR DIFFUSION IMMÉDIATE

Les Billets nouvellement lancés par la Banque de Montréal et Placements CI, dont le capital est à risque, offrent le potentiel de recevoir un revenu fiscalement avantageux grâce à leur exposition à trois fonds lauréats assortis de frais modiques

TORONTO (11 septembre 2007) CI Investments Inc. (« CI ») a annoncé aujourd'hui le lancement de PARtNrs (billets dont le capital est à risque)^{MC} Fonds Signature CI, catégorie R.D.C.^{MC}, série 1 de la Banque de Montréal. Ce nouveau produit de placement émis par la Banque de Montréal a été conçu pour procurer aux porteurs de billets une exposition activement gérée à trois fonds communs CI, en vertu de laquelle ils bénéficieront de frais de gestion inférieurs à ceux qui seraient occasionnés par un placement direct dans les fonds.

Les Billets seront liés au rendement d'un portefeuille théorique composé des fonds suivants : le Fonds de revenu élevé Signature, le Fonds de dividendes Signature et le Fonds canadien sélect Signature. La distinction entre ces Billets et d'autres produits similaires repose sur la capacité de Signature Advisors, le gestionnaire des Billets, de veiller activement à la répartition des actifs entre les trois fonds. Le gestionnaire cherche également à accroître l'exposition aux parts en empruntant théoriquement pour le portefeuille un montant d'au plus 33 %.

De plus, les Billets versent des distributions mensuelles sous forme de remboursements de capital fiscalement avantageux, assortis d'un taux de distribution indicatif de 6 % pour les 12 premiers mois. Signature Advisors établira le taux de distribution annuel indicatif en tenant compte des conditions réelles du marché et des liquidités disponibles pour distribution aux porteurs de parts au cours des 12 prochains mois. Cependant, le montant des versements de capital remboursé aux porteurs de parts sera établi par la Banque qui devra évaluer la performance réelle des Billets. Par conséquent, ce montant pourra s'éloigner du taux cible. Toute distribution versée en vertu des parts sous-jacentes sera réinvestie théoriquement dans les Billets, permettant ainsi aux investisseurs de bénéficier d'une croissance à imposition reportée. Les Billets (dont le capital est à risque) sont assortis d'une durée à l'échéance de dix ans.

L'équipe Signature Advisors est dirigée par Eric Bushell et James Dutkiewicz. M. Bushell, directeur des placements, compte à son actif 14 années d'expérience dans l'industrie des placements. M. Dutkiewicz a 12 ans d'expérience dans l'analyse et la négociation des obligations. Signature Advisors, une division de Placements CI, gère un actif de plus de 20 milliards de dollars et présente un excellent historique. Par exemple, le Fonds de revenu élevé Signature a reçu le titre de « Meilleure Fiducie de revenu canadienne » en 2004, le Fonds de dividendes Signature a été nommé « Meilleur Fonds de dividendes » en 2001 et 2002 et le Fonds canadien sélect Signature a été reconnu comme « Meilleur Fonds d'actions canadiennes » en 2001.

Placements CI **Communiqué**

PARtNrs (billets dont le capital est à risque)[MC] Fonds Signature CI, catégorie R.D.C.[MC], série 1 de la Banque de Montréal, admissibles aux régimes enregistrés, seront en vente jusqu'au 17 octobre 2007, par l'entremise d'agents de courtage. Le placement minimal est de 2 000 $. Des renseignements plus détaillés sont disponibles dans le prospectus préalable des billets daté du 11 avril 2007, dans le supplément portant sur la fixation des prix daté du 7 septembre 2007 et sur le site Web www.sedar.com. De plus amples détails peuvent également être obtenus auprès de certains agents de courtage autorisés à distribuer ces titres. Les renseignements fournis dans ce communiqué devraient être lus conjointement avec le prospectus des billets. Ce document est fourni à titre d'information uniquement et ne constitue pas une offre de vente ou de sollicitation d'achat des placements qui font l'objet du présent document. Les investisseurs devraient consulter leurs conseillers avant de prendre toute décision de placement.

Fondé en 1817 sous le nom de Banque de Montréal, BMO Groupe financier est un fournisseur nord-américain de services financiers hautement diversifiés. Fort d'un actif de 359 milliards de dollars au 31 juillet 2007 et regroupant plus de 35 000 employés, BMO offre une vaste gamme de produits et de solutions dans les domaines des services bancaires de détail, de la gestion de patrimoine et des services d'investissement.

CI Investments Inc. est une société contrôlée par CI Financial Income Fund (TSX : CIX.UN), une firme de gestion d'actif indépendante sous contrôle canadien qui gérait des actifs d'environ 95,4 milliards de dollars le 31 août 2007. CI Financial offre une vaste gamme de produits et de services de placement, y compris une sélection de fonds de placement de premier plan. Le site Web de CI se trouve à l'adresse www.ci.com.

-30-

Pour de plus amples renseignements, communiquez avec :
David R. McBain
Vice-président principal
CI Investments Inc.
416-364-1145

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CXC, CXC.PR.A **FOR IMMEDIATE RELEASE**

CIX Split Corp. Announces Distribution for Month Ending September 30, 2007

Toronto, September 11, 2007 – CIX Split Corp. (the "Corporation") announced today a distribution for the month ending September 30, 2007 of $0.04167 per Priority Equity Share and $0.0875 per Class A Share payable on September 28, 2007 to unitholders of record as at September 15, 2007.

The Corporation's investment objectives for the Priority Equity Shares are to provide shareholders with tax-efficient fixed cumulative preferential monthly cash distributions in the amount of $0.04167 per Priority Equity Share to yield approximately 5.0% per annum on the original issue price and on or about January 31, 2011 to pay to the holders of Priority Equity Shares the original issue price of the Priority Equity shares.

The Corporation's investment objectives for the Class A Shares are to provide holders of Class A Shares with regular tax-efficient monthly cash distributions targeted to be $0.0875 per Class A Share to yield 7.0% per annum on the original issue price and on or about January 31, 2011, to pay to the holders of Class A Shares at least the original issue price of the Class A Shares.

The Corporation's Priority Equity Shares and Class A Shares are listed on the Toronto Stock Exchange under the symbol CXC.PR.A and CXC respectively.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: GSX.PR.A **FOR IMMEDIATE RELEASE**

Global Resource Split Corp. Announces Quarterly Distribution to Preferred Shareholders

Toronto, September 11, 2007 – Global Resource Split Corp. (the "Corporation") announced today its quarterly distribution for the period ending September 30, 2007 of $0.13125 per preferred share payable on September 28, 2007 to shareholders of record as at September 14, 2007.

The Corporation's investment objectives for the preferred shares are to provide shareholders with fixed quarterly cash distributions of $0.13125 per share, representing a yield of 5.25% per annum on the issue price, and to return the original issue price of $10 to preferred shareholders at the time of redemption on June 30, 2009.

The Corporation's preferred shares are listed on the Toronto Stock Exchange under the symbol GSX.PR.A.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2007\sep07\rel-global-res.doc

82-4994

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announce Distributions for Month Ending September 30, 2007

Toronto, September 14, 2007 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending September 30, 2007 payable on October 12, 2007 to unitholders of record as at September 28, 2007:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2007\sep07\rel-aggregate.doc

82-4994

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SKA.UN **FOR IMMEDIATE RELEASE**

Skylon All Asset Trust Announces Quarterly Distribution to Unitholders

Toronto, September 14, 2007 – Skylon All Asset Trust (the "Trust") announced today its quarterly distribution for the period ending September 30, 2007 of $0.375 per unit payable on October 12, 2007 to unitholders of record as at September 28, 2007.

The Trust's investment objectives are: (i) to seek a maximum inflation-adjusted real return, consistent with preservation of capital; and (ii) to provide unitholders with tax efficient quarterly distributions consisting primarily of capital gains and returns of capital.

The Trust is listed on the Toronto Stock Exchange under the symbol SKA.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2007\sep07\rel-all-asset.doc

82-4994

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

CI Investments

News Release

TSX Symbol: HYB.UN **FOR IMMEDIATE RELEASE**

DDJ HIGH YIELD FUND ANNOUNCES DISTRIBUTION TO UNITHOLDERS

Toronto, September 17, 2007 – DDJ High Yield Fund (the "Fund") announced today its quarterly distribution for the period ending September 30, 2007 of $0.30 per unit payable on October 12, 2007 to unitholders of record as at September 28, 2007.

The Fund's investment objective is to provide investors with a high level of current income distributed quarterly over the life of the Fund. The Fund will also seek capital appreciation through investing in securities with potential for appreciation.

The Fund, managed by CI Investments Inc., is a closed-end fund listed on the Toronto Stock Exchange (HYB.UN) which invests in a diversified portfolio consisting primarily of high yield debt securities issued around the world.

For further information, contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

Document2

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial Income Fund Announces Intended Offer to Acquire DundeeWealth Inc. at a 52% Premium

TORONTO (September 24, 2007) – CI Financial Income Fund (TSX: CIX.UN) today announced its intention to make an unsolicited offer to acquire all of the common shares of DundeeWealth Inc. (TSX: DW) for a price equal to $20.25 per share, representing a premium of approximately $6.94 or 52% per common share based on today's closing price of DundeeWealth of $13.31. This represents a 59% premium over the weighted average trading price of the common shares of DundeeWealth of $12.73 for the last 30 trading days ended today. The price of units of CI Financial was $27.00 as of the close of business today.

The consideration will be paid in CI Financial Units at an exchange ratio of 0.75 CI Financial units for every DundeeWealth common share. It is expected that taxable Canadian shareholders will be able to elect to take advantage of a tax-free rollover to receive exchangeable securities of CI Financial.

CI Financial believes that a combination with DundeeWealth offers significant benefits, and that their combined strengths will unlock tremendous opportunities and significantly enhance value for the stakeholders of both entities.

"Our offer is 52% above today's closing price for DundeeWealth and 59% above the recent offer for a minority stake by The Bank of Nova Scotia. Our offer fully reflects the exceptional businesses built by the Goodman family over the years at DundeeWealth," said William T. Holland, CI Financial's Chief Executive Officer. "CI Financial and DundeeWealth together will be much better positioned to grow and prosper in today's highly competitive environment."

Mr. Holland added, "We have a tremendous regard for the money management skills, client service standards and entrepreneurial culture of DundeeWealth and its management and financial advisors that have led to the great success of the company. We believe this transaction will be financially attractive to DundeeWealth shareholders and will enable them to participate in the future growth potential of CI Financial. In addition, we expect that DundeeWealth's advisors, employees and customers will benefit from the combination of these two exceptional firms."

CI Financial anticipates that the offer will proceed by way of take-over bid and expects to be in a position to mail its take-over bid in early October. The completion of the transaction will be subject to customary conditions, including acquiring not less than 66 2/3% of the outstanding DundeeWealth common shares on a fully diluted basis, obtaining all necessary regulatory approvals, confirmatory due diligence and that the sale of the DundeeWealth banking unit and private placement to The Bank of Nova Scotia announced on September 18, 2007 not proceed.

About CI Financial Income Fund

CI Financial Income Fund is an independent, Canadian-owned wealth management company with approximately $95.4 billion in fee-earning assets as at August 31, 2007. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com/cix.

For further information:

William T. Holland
Chief Executive Officer
CI Financial Income Fund
(416) 364-1145

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial Income Fund announces that it continues to be prepared to make a supported offer to acquire DundeeWealth Inc. at a 52% premium

TORONTO (September 26, 2007) – CI Financial Income Fund (TSX: CIX.UN) today announced that it is prepared to make a supported offer to acquire all of the common shares of DundeeWealth Inc. (TSX: DW) without the condition that the sale of the DundeeWealth banking unit and private placement to The Bank of Nova Scotia announced on September 18, 2007 not proceed.

The offer price will continue to be 0.75 CI Financial units for each DundeeWealth share. Based on the closing price of $27.00 for CI Financial units on September 24, 2007, the day the offer was originally announced, the offer represents a price of $20.25 per share. This is a premium of approximately $6.94 or 52% per common share based on the September 24, 2007 closing price of DundeeWealth of $13.31 and a 59% premium over the weighted average trading price of the common shares of DundeeWealth of $12.73 for the 30 trading days ended September 24, 2007.

The new offer will be subject to customary conditions, but will not be subject to the condition that the transaction with The Bank of Nova Scotia not proceed. In addition, the recommendation of the Board of DundeeWealth will be required prior to making the offer. "Having spoken personally to Mr. Ned Goodman regarding DundeeWealth and Dundee Corporation's obligation to close the deal with The Bank of Nova Scotia, we concluded that in the circumstances we would still be prepared to make an offer at a price of $20.25 per share without the condition that the transaction with The Bank of Nova Scotia not proceed, provided the offer was recommended by the DundeeWealth board," said William T. Holland, CI Financial's Chief Executive Officer.

"CI Financial continues to believe that a combination with DundeeWealth, even without its banking unit, offers significant benefits," Mr. Holland said. "The combined strengths of these two entities will unlock tremendous opportunities and significantly enhance value for stakeholders. Together we will be much better positioned to grow and prosper in today's highly competitive environment."

Mr. Holland continued, "The Goodman family has built an exceptional business and we have a great regard for the management and financial advisors at DundeeWealth. Although we would prefer to acquire DundeeWealth with its banking unit, in the event it is sold to The Bank of Nova Scotia, we would welcome The Bank of Nova Scotia as a shareholder of CI Financial."

About CI Financial Income Fund
CI Financial Income Fund is an independent, Canadian-owned wealth management company with approximately $95.4 billion in fee-earning assets as at August 31, 2007. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com/cix.

-30-

CI Financial **News Release**

For further information:
William T. Holland
Chief Executive Officer
CI Financial Income Fund
(416) 364-1145

END